# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### May 5, 2021

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Perspecta Inc.
### File No. 005-90499 - CTR#1536

_____

Perspecta Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to an amended Schedule 13E-3 filed on April 29, 2021.

Based on representations by Perspecta Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public:

Exhibit (c)(iii)
Exhibit (c)(iv)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ted Yu
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance